November 10, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. Donald A. Gilles
President and Chief Executive Officer
Valley Commerce Bancorp
200 South Court Street
Visalia, California 93291

	Re:  Valley Commerce Bancorp
                    Amendment No. 2 to Form SB-2
	        File No. 333-118883
                    Submitted in Draft on November 12, 2004


Dear Mr. Gilles:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Selected Financial Data - page 10

1. As previously requested, please revise your book value per share presentation to include a footnote which clearly defines the variables used when calculating the measurement and include the fact that the data was retroactively restated to include the 3 for 2 stock split and any stock dividends paid to date in the selected financial data schedule.

Management`s Discussion and Analysis - page 26
Off-Balance Sheet Items - pages 53

2. Please re-examine the amounts disclosed as your commitments to extend credit and standby letters of credit for the related periods presented. Based on the table below, there seems to be a discrepancy in the amounts presented as Commitments to extend credit on December
31, 2003 and 2002. Please revise to reflect the correct amounts for the respective periods presented.


Commitments to extend credit
Standby letters of credit
Page 53


September 30, 2004
 $  26,400,000
 $ 1,100,000
December 31, 2003
 $  26,700,000
 $    806,000



Page 57


September 30, 2004
 $  26,400,000
 $   1,100,000
December 31, 2003
 $  NA
 $   NA



Note 5 - June 30, 2004 Financials


September 30, 2004
 $ 26,435,000
 $ 1,052,000
December 31, 2003
 $ 26,722,000
 $    806,000



Note 10 - December 31, 2003 Financials


September 30, 2004
 NA
 NA
December 31, 2003
 $ 34,817,000
 $    806,000
December 31, 2002
$ 26,722,000


Interim Condensed Financial Statements
Loans - page F-7

3. Please revise your filing to address the following regarding your foreclosure transaction:
* Please provide a brief discussion of the restatement of your second quarter amounts in both your MD&A and your interim footnotes.
* Such discussion should confirm, if true, that you believed the net carrying amount of the receivable as reduced by the specific allowance amount on June 28, 2004 approximated its fair value on that date given the information you had available at that date.
Discuss
the information you had available.
* Disclose the amount of the foreclosure bid, the amount of the final
September sales price, the date the final sale occurred, and the involvement of the other portions of loans secured by the property.
Reconcile the amounts involved similar to your latest supplemental response on the matter.
* Briefly disclose why you believe the final sales price exceeded your net carrying amount on June 28, 2004 which you believed at the time was fair value. Discuss the nature of the market for the property, how actively the property was marketed before and after the foreclosure process.

4. We note your response to comment 12 regarding your loan participations that are treated as sales of loans under SFAS 140.
Please tell us how such transactions are reflected on your Statements of Cash Flows.

General

5. In this draft, the reports from your independent accountants appear immediately prior to your unaudited interim financial statements rather than with your audited annual financial statements.
Please revise your filing accordingly.

6. Please provide an updated consent in your next amendment.


Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Any questions regarding the accounting comments may be directed to Diane San Pedro at (202) 824-5483 or Kevin Vaughn at (202) 942-1816. All other questions may be directed to Michael Clampitt at
(202) 942-1772 or to me at (202) 942-2887.

						Sincerely,



						Todd Schiffman
						Assistant Director


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Valley Commerce Bancorp
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